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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of September, 2006

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

     In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Extraordinary General Meeting for Acergy S.A. (the "Company"), to be held on October 19, 2006:

     1. Chairman's letter dated September 20, 2006 inter alia advising of Extraordinary General Meeting.

     2.   Biography of Nominee, Sir Peter Mason KBE, for Director.

     3.   Notice of Extraordinary General Meeting dated September 20, 2006.

     4. Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

     5.   Blank form of Proxy Card for holders of Common Shares of the Company.

     6. Depositary's Notice (of Deutsche Bank Trust Company Americas) regarding Extraordinary General Meeting of the Company.

     7. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

     The above materials were mailed on September 20, 2006 by Deutsche Bank Trust Company Americas to all holders of Common Shares and of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of September 18, 2006.

     Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: successful completion of the offering of the Notes; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACERGY S.A.


Date: September 21, 2006                      By: /s/ Tom Ehret
                                                  ------------------------------
                                                  Name:  Tom Ehret
                                                  Title: Chief Executive Officer

                                                                [LOGO OF ACERGY]
                                    CONTENTS

                                                                            PAGE

Part I:         Letter from the Chairman of Acergy S.A.                        2

Part II:        Biography of Proposed Director                                 3

Notice of Extraordinary General Meeting                                        4

Forward-Looking Statements: Certain statements made in this announcement may include "forwardlooking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: successful completion of the offering of the Notes; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                                                [LOGO OF ACERGY]

                                     PART 1

                     LETTER FROM THE CHAIRMAN OF ACERGY S.A

Societe Anonyme Holding                               Mailing Address
R.C.S Luxembourg: B-43, 172                           c/o Acergy M.S Limited
Registered Office:                                    Dolphin House, First Floor
26, rue Lougivny                                      Windmill Road
L-1946 Luxembourg                                     Sunbury-on-Thames
                                                      Middlesex, TW16 7HT
                                                      United Kingdom

20 September 2006

TO ACERGY S.A. SHAREHOLDERS

Dear Shareholder

I am writing to notify you of an Extraordinary General Meeting of Shareholders of Acergy S.A. (the "Company") to be held Thursday, 19 October 2006 at 11.00 local time at the offices of Services Geneaux de Gestion S.A., 23, avenue Monterey, L2086 Luxembourg.

The purpose of this meeting is to consider and approve a recommendation of the Board of Directors to elect Sir Peter Mason to the Board of the Company for a term to expire at the next Annual General Meeting of Shareholders, thereby increasing the number of Board members from six to seven.

Your vote is important. Please sign, date and promptly return the enclosed Proxy Card to ensure that it will be received in time to be voted at the Extraordinary General Meeting.

The Board of Directors of the Company unanimously recommends that you vote for the election of Sir Peter Mason to the Board of the Company.

Sincerely,

/s/ Mark Woolveridge
Mark Woolveridge
Chairman of the Board

             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172

                                     PART II

                        BIOGRAPHY OF NOMINEE FOR DIRECTOR

SIR PETER MASON KBE

Sir Peter Mason brings extensive management and oil service sector experience, having served as Chief Executive for AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-executive Director of BAE Systems plc in January 2003 and will join the Board of the Olympic Delivery Authority (ODA) in a non-executive capacity from October 2006. He is a Fellow of the Institution of Civil Engineers and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

Sir Peter will be appointed a Non-executive Director of the Company and will be a member of the Governance and Nomination Committee.

                                                                [LOGO OF ACERGY]

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                                   ACERGY S.A.

                             Societe anonyme holding
             Registered office: L-1946 Luxembourg, 26, rue Louvigny
                          R.C.S. Luxembourg: B - 43.172

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING OF the shareholders of the Company will be held at the offices of Services Generaux S.A., 23, avenue Monterey, L2086 Luxembourg at 11.00am Luxembourg time on 19 October 2006 which will have the following agenda:

(i) To Increase the number of the members of the Board of Directors of the Company from six to seven.

(ii) To Elect Sir Peter Mason as a new Director of the Company to hold office until the next Annual General Meeting of Shareholders of the Company and until his successor has been duly elected and qualified.

The quorum and majority requirements of the Luxembourg law of 10 August 1915 on commercial companies, as amended, and of the Company's articles of incorporation are applicable to the vote on the proposed resolutions and at any adjournments thereof. For the aforesaid meeting no quorum is required and the majority is more than half of the shares present or represented.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on 18 September 2006 will be entitled to vote at the aforesaid Extraordinary General Meeting of the shareholders of the Company and at any adjournments thereof.

Mark Woolveridge

/s/ Mark Woolveridge
Chairman of the Board

20 September 2006

To ensure shareholders' representation at the Extraordinary General Meeting of the shareholders of the Company and at any adjournments thereof, Shareholders are hereby requested to fill in, sign, date and return the form of proxy enclosed with the Circular (which may also be obtained from the registered office of the Company) at the latest by 2.00pm Luxembourg time on 13 October 2006, in the return envelope provided for such purpose. Holders of American Depositary Receipts will receive a separate Depositary's Notice of Shareholders' Meeting of Acergy S.A. and should comply with the voting instructions and deadline contained therein (which will be prior to that set forth above.) The return of the form of proxy form will not affect your right to revoke it or vote in person should you later decide to attend the meeting.

[LOGO OF DNBNOR]

TO SHAREHOLDERS OF ACERGY S.A.

OUR REF.                                                DATE
Registrars Department/ij                                Oslo, September 20, 2006

                                   ACERGY S.A.
              VOTING EXTRAORDINARY GENERAL MEETING OCTOBER 19, 2006

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote your shares at this Extraordinary General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein, or if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than October 13, 2006, 15:00 hours Central European Summer Time.

Yours sincerely,
for DnB NOR Bank ASA
Registrars Department


Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA

NAME
ADDRESS
CITY
COUNTRY

                                      PROXY

                                   ACERGY S.A.
     PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR
                 EXTRAORDINARY GENERAL MEETING OCTOBER 19, 2006

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Tom Ehret, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Extraordinary General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Thursday October 19, 2006 at 11:00 a.m., and at any adjournments thereof, on all matters coming before said meeting.

(i)                                             FOR       AGAINST      ABSTAIN
----   ------------------------------------   -------   -----------   ----------
       To increase the number of the
       members of the Board of Directors of
       the Company from six to seven.

(ii)                                            FOR       AGAINST      ABSTAIN
----   ------------------------------------   -------   -----------   ----------
       To elect Sir Peter Manson as a new
       Director of the Company to hold
       office until the next Annual General
       Meeting of Shareholders of the
       Company and until his successor has
       been duly elected and qualified.


Signature(s)___________________________________ Date: ______________

Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

DEUTSCHE BANK TRUST COMPANY AMERICAS
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                           SEPTEMBER 18, 2006

Depositary's Notice pertaining to the Extraordinary General Meeting of Shareholders of Acergy S.A.

ISSUE:                 ACERGY S.A.  / CUSIP 00443E104
Country:               Norway
Meeting Details:       Extraordinary General Meeting of Shareholders - October
                       19, 2006, at the offices of Services Geneaux de Gestion
                       S.A., 23, avenue Monterey, L-2086 Luxembourg. 11:00 AM
                       Local Time.
Meeting Agenda:        The Company's Notice of Meeting and supporting materials,
                       including the Agenda is enclosed
Voting Deadline:       On or before October 11, 2006 at 3:00 PM (New York City
                       time)
ADR Record Date:       September 18, 2006
Ordinary: ADR ratio    1 Ordinary Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Extraordinary General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Extraordinary General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting

For further information, please contact:

Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
Phone: 212 250-1605
Fax: 212 797-0327

                                                         [LOGO OF DEUTSCHE BANK]

9240 Acergy S.A. - Blue Stripe 9/14/06 3:27 PM Page 1
                                                            Please
                                                            Mark Here
                                                            for Address
THIS PROXY WILL BE VOTED AS DIRECTED, OR                    Change or        [ ]
IF NO DIRECTION IS INDICATED, WILL BE VOTED                 Comments
"FOR" THE PROPOSAL.                                         SEE REVERSE SIDE

RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON OCTOBER 19, 2006.

                                                         FOR   AGAINST   ABSTAIN
(i)  TO INCREASE the number of the members of the
     Board of Directors of the Company from six to       [ ]     [ ]       [ ]
     seven.

                                                         FOR   AGAINST   ABSTAIN
(ii) TO ELECT Sir Peter Mason as a new Director of the
     Company to hold office until the next Annual
     General Meeting of Shareholders of the Company and  [ ]     [ ]       [ ]
     until his successor has been duly elected and qualified.




Signature ______________________ Signature ___________________ Date ____________
Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.
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                              FOLD AND DETACH HERE

                      VOTE BY INTERNET OR TELEPHONE OR MAIL
                          24 HOURS A DAY, 7 DAYS A WEEK

           INTERNET AND TELEPHONE VOTING IS AVAILABLE THROUGH 11:59 PM
                        EASTERN TIME ON OCTOBER 10, 2006.

    Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

          INTERNET                      TELEPHONE                  MAIL
http://www.proxyvoting.com/XXXX      1-866-540-5760        Mark, sign and date
Use the internet to vote your      Use any touch-tone     your proxy card and
proxy. Have your proxy card in  OR  telephone to vote  OR   return it in the
hand when you access the web        your proxy. Have      enclosed postage-paid
site.                              your proxy card in            envelope.
                                   hand when you call.

               If you vote your proxy by Internet or by telephone,
                  you do NOT need to mail back your proxy card.

9240 Acergy S.A. - Blue Stripe 9/14/06 3:27 PM Page 2

                                      PROXY

                                   ACERGY S.A.
     PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR
                 EXTRAORDINARY GENERAL MEETING OCTOBER 19, 2006

     THE FOLLOWING PROXY CARD RELATES TO THE EXTRAORDINARY GENERAL MEETING OF ACERGY S.A. AND IS BEING SENT TO THE HOLDERS OF ACERGY S.A'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG ACERGY S.A., DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

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    ADDRESS CHANGE/COMMENTS (Mark the corresponding box on the reverse side)
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                              FOLD AND DETACH HERE